東京青山・青木法律事務所

Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
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05010954

FILE NO. 82-4861

August 24, 2005

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following document published by the Company in Japan.

- Brief Statement of Financial and Operating Results for the First Quarter of the Year ending March 31, 2006 (dated July 29, 2005) (English excerpt translation)

Yours very truly,

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

FILE NO. 82-4861

(Excerpt translation)

July 29, 2005

BRIEF STATEMENT OF FINANCIAL AND OPERATING RESULTS FOR THE FIRST QUARTER OF THE YEAR ENDING MARCH 31, 2006 (CONSOLIDATED)

Name of listed company: **MegaChips Corporation**

(Code number: 6875 Tokyo Stock Exchange, First Section)
(URL http://www.megachips.co.jp/)

Representative: Shigeki Matsuoka
President and Representative Director

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL: (06) - 6399-2884)

1. Matters concerning the preparation of quarterly financial information:

   (Translation omitted)

2. Summary of the operating results for the first quarter of the year ending March 31, 2006 (from April 1, 2005 to June 30, 2005):

(1) Development of operating results (consolidated):

	First quarter of the year ending March 31, 2006	First quarter of the year ended March 31, 2005	(For reference) Year ended March 31, 2005
Sales	¥4,377 million (-38.7%)	¥7,136 million (54.8%)	¥30,122 million
Operating profit	¥166 million (-75.8%)	¥687 million (418.2%)	¥2,173 million
Ordinary profit	¥159 million (-76.4%)	¥676 million (-%)	¥2,168 million
Profit for the quarter (year)	¥79 million (-77.2%)	¥347 million (-%)	¥1,174 million
Per-share profit for the quarter (year)	¥3.19	¥13.75	¥44.73
Fully diluted earnings per share for the quarter (year)	¥-	¥-	¥-

- **Overview of operating results in general**

The Japanese economy during the first quarter under review has continued to register tones of slow recovery as corporate earnings have shown signs of improvement and the market of digital consumer equipment, including digital TVs, digital cameras and DVD recorders/players, and mobile phones has expanded. Consumer confidence has been improved by these corporate efforts to develop new products.

Under these circumstances, the Group (including the Company and its affiliated companies; the same applies hereinafter) focused its efforts on developing and marketing customer-specific LSIs (ASIC), the core of its business, as well as application-specific LSIs (ASSP), which have competitive edges with the Group's unique technologies of image compression and extension and sound and music compression, extension and transmission, and original system products mounted with the Group's system LSIs.

Specifically, with the prevalence of digitalization of images, sounds, music and other media, broadband networks and 3G mobile phone networks, the Group has widened its appeal in the information communication area. For the growing area, the Group has exerted its active efforts to develop and market sophisticated system LSIs for digital cameras and system LSIs for 3G mobile phones, as well as system products for transmitting and recording digital images, specifically, for use in the security and monitoring area.

As a result, on a consolidated basis, sales amounted to ¥4,377 million (a 38.7% decrease from the corresponding period of the previous business year). Operating profit, ordinary profit and profit for the quarter amounted to ¥166 million (a 75.8% decrease), ¥159 million (a 76.4% decrease) and ¥79 million (a 77.2% decrease), respectively.

- **Overview of operating results by segment**

(Translation omitted)

(2) Development of financial conditions (consolidated):

	First quarter of the year ending March 31, 2006	First quarter of the year ended March 31, 2005	(For reference) Year ended March 31, 2005
Total assets	¥17,576 million	¥18,922 million	¥20,597 million
Shareholders' equity	¥15,042 million	¥15,433 million	¥16,262 million
Ratio of shareholders' equity to total liabilities and shareholders' equity	85.6%	81.6%	79.0%
Shareholders' equity per share	¥607.62	¥611.10	¥642.13

[State of consolidated cash flows]

	First quarter of the year ending March 31, 2006	First quarter of the year ended March 31, 2005	(For reference) Year ended March 31, 2005
Cash flows from operating activities	¥15 million	(¥3,704 million)	(¥3,068 million)
Cash flows from investing activities	(¥1,973 million)	(¥77 million)	(¥400 million)
Cash flows from financing activities	(¥901 million)	(¥194 million)	(¥251 million)
Cash and cash equivalents at the end of the quarter (year)	¥5,159 million	¥7,759 million	¥8,015 million

- Development of financial conditions (consolidated)

  (Translation omitted)

- State of cash flows

  (Translation omitted)

3. Forecasts of consolidated operating results for the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006):

No amendment is made to the forecasts of consolidated operating results for the year ending March 31, 2006, as given on May 13, 2005.

- **Notice on the forecasts of operating results**

  (Translation omitted)

-END-

CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST QUARTER

1. Consolidated Balance Sheet for the First Quarter (Condensed)

(thousands of yen)

	First quarter ended June 30, 2005 (as at June 30, 2005)	Year ended March 31, 2005 (as at March 31, 2005)	First quarter ended June 30, 2004 (as at June 30, 2004)
ASSETS			
I. Current assets			
1. Cash and deposits	5,159,249	8,015,260	7,759,587
2. Trade notes and trade accounts receivable	7,584,213	9,458,015	8,270,244
3. Inventories	558,890	628,317	1,405,206
4. Others	775,059	771,674	192,663
Allowance for doubtful receivables	(1,150)	(1,627)	(924)
Total current assets	14,076,262	18,871,641	17,626,777
II. Fixed assets			
1. Tangible fixed assets	159,051	161,774	375,102
2. Intangible fixed assets	151,402	169,501	246,381
3. Investments and other assets			
(1) Investment securities	1,960,942	197,176	141,240
(2) Others	1,229,310	1,197,594	532,999
Total investments and other assets	3,190,252	1,394,771	674,239
Total fixed assets	3,500,707	1,726,047	1,295,723
TOTAL ASSETS	17,576,969	20,597,689	18,922,501
LIABILITIES			
I. Current liabilities			
1. Trade accounts payable	1,411,355	2,240,761	2,370,155
2. Short-term loans payable	10,050	-	-
3. Accrued corporate income taxes	104,722	1,385,469	358,627
4. Others	964,999	661,822	672,969
Total current liabilities	2,491,128	4,288,053	3,401,752
II. Fixed liabilities	43,733	47,156	86,958
TOTAL LIABILITIES	2,534,862	4,335,210	3,488,710
SHAREHOLDERS' EQUITY			
I. Capital	4,840,313	4,840,313	4,840,313
II. Capital surplus	6,181,300	6,181,300	6,181,300
III. Retained earnings	6,198,462	6,543,168	5,715,643
IV. Valuation difference of other securities	(260,605)	818	(495)
V. Foreign exchange translation adjustment	(139)	-	-
VI. Treasury stock	(1,917,223)	(1,303,121)	(1,302,971)
TOTAL SHAREHOLDERS' EQUITY	15,042,107	16,262,479	15,433,790
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	17,576,969	20,597,689	18,922,501

2. Consolidated Profit and Loss Statement for the First Quarter (Condensed)

(thousands of yen)

	First quarter ended June 30, 2005 (from April 1, 2005 to June 30, 2005)	First quarter ended June 30, 2004 (from April 1, 2004 to June 30, 2004)	Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
I. Sales	4,377,739	7,136,719	30,122,391
II. Cost of sales	3,483,443	5,499,684	24,070,739
Gross profit on sales	894,295	1,637,034	6,051,651
III. Selling, general and administrative expenses	727,710	949,424	3,878,621
Operating profit	166,584	687,610	2,173,030
IV. Non-operating profit	9,677	1,013	18,439
V. Non-operating expenses	16,294	11,898	22,945
Ordinary profit	159,968	676,725	2,168,524
VI. Special income	—	16,715	34,114
VII. Special loss	—	795	184,499
Income before income taxes and others	159,968	692,646	2,018,138
Interperiod tax allocation	80,838	345,460	843,378
Profit for the quarter (year)	79,130	347,185	1,174,759

3. Consolidated Surplus Statement for the First Quarter (Condensed)

(thousands of yen)

	First quarter ended June 30, 2005 (from April 1, 2005 to June 30, 2005)		First quarter ended June 30, 2004 (from April 1, 2004 to June 30, 2004)		Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	
(Capital surplus)						
I. Beginning balance of capital surplus		6,181,300		6,181,300		6,181,300
II. Ending balance of capital surplus		6,181,300		6,181,300		6,181,300
(Retained earnings)						
I. Beginning balance of retained earnings		6,543,168		5,650,018		5,650,018
II. Increase in retained earnings						
1. Profit for the quarter (year)	79,130	79,130	347,185	347,185	1,174,759	1,174,759
III. Decrease in retained earnings						
1. Cash dividends	378,835		252,560		252,560	
2. Bonuses for officers	45,000		29,000		29,000	
3. Loss on disposition of treasury stock	—	423,835	—	281,560	49	281,610
IV. Ending balance of retained earnings		6,198,462		5,715,643		6,543,168

4. Consolidated Statements of Cash Flows for the First Quarter (Condensed)

(thousands of yen)

	First quarter ended June 30, 2005 (from April 1, 2005 to June 30, 2005)	First quarter ended June 30, 2004 (from April 1, 2004 to June 30, 2004)	Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
I. Cash flows from operating activities			
Income before income taxes and others	159,968	692,646	2,018,138
Depreciation	36,997	37,028	152,925
Amortization of long-term prepaid expenses	17,328	18,493	71,268
Decrease in allowance for doubtful receivables	(574)	(880)	(6,224)
Increase (decrease) in allowance for bonuses	(82,128)	67,407	30,296
(Increase) decrease in trade accounts receivable	1,873,899	(4,631,166)	(5,924,756)
(Increase) decrease in inventories	69,427	(201,684)	468,098
Increase (decrease) in trade accounts payable	(829,325)	356,468	262,975
Others	154,549	(37,278)	(192,194)
Subtotal	1,400,142	(3,698,966)	(3,119,472)
Interest and dividend income	1,085	69	1,809
Corporate income taxes (paid) refunded	(1,385,627)	(6,057)	49,326
Net cash provided by operating activities	15,600	(3,704,954)	(3,068,336)
II. Cash flows from investing activities			
Placement of time deposits	(100,000)	—	(500,000)
Withdrawal of time deposits	100,000	—	—
Purchase of tangible fixed assets	(15,489)	(11,390)	(40,777)
Purchase of intangible fixed assets	(11,543)	(46,404)	(50,700)
Purchase of investment securities	(2,022,842)	—	(15,000)
Sale of investment securities	424	25,011	36,231
Liquidation of consolidated subsidiary	—	—	207,691
Distribution of capital investment	—	—	12,610
Payment for long-term prepaid expenses	(24,833)	(44,374)	(88,795)
Guarantee	—	(747)	(1,367)
Refund of guarantee	741	501	1,767
Loans	—	—	(377,249)
Refund premiums	100,000	—	402,600
Others	454	—	12,672
Net cash provided by investing activities	(1,973,089)	(77,404)	(400,316)
III. Cash flows from financing activities			
Net increase in short-term loans payable	2,614	—	—
Net increase in treasury stock	(614,101)	(189)	(390)
Cash dividends by parent company	(289,635)	(194,653)	(251,158)
Net cash provided by financing activities	(901,122)	(194,843)	(251,548)

		First quarter ended June 30, 2005 (from April 1, 2005 to June 30, 2005)	First quarter ended June 30, 2004 (from April 1, 2004 to June 30, 2004)	Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
IV.	**Translation gain related to cash and cash equivalents**	2,600	2,343	1,015
V.	**Net decrease in cash and cash equivalents**	(2,856,010)	(3,974,858)	(3,719,186)
VI.	**Cash and cash equivalents at beginning of the quarter (year)**	8,015,260	11,734,446	11,734,446
VII.	**Cash and cash equivalents at end of the quarter (year)**	5,159,249	7,759,587	8,015,260